September 25, 2008

H. Christopher Owings

Assistant Director

United States

Securities And Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:

American Smooth Wave Ventures, Inc.

Amended Registration Statement on Form S-1/A

Filed August 19, 2008

File No. 333-152849

Dear Mr. Owings:

The following are our responses to your comment letter of Sept. 5, 2008.

General

1.

We note that your selling shareholder, Orion Investment, Inc., appears as a selling shareholder in the recently filed 1933 Act registration statements of Matches, Inc., CFO Consultants, Inc. and Western Lucrative Enterprises, Inc. Each of these registration statements has a similar format to this registration statement. Further, neither Matches, Inc. nor CFO Consultants, Inc. has filed a periodic report since becoming reporting companies. Therefore, we are unable to tell if these registrants have implemented their business plan. Further, we not that some of the majority shareholders of Orion Investment, Inc. are officers, directors or majority shareholders of Animal Cloning Sciences, Inc. whose current business plan is to locate a suitable candidate for merger or acquisition.  Please amend your filing to disclose these relationships and the status of each of the companies’ activities.

In this regard, Section (a)(2) of Rule 419 defines a black check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” Based on the above facts, it appears that your company is a black check company. Therefore, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you disagree, please provide your analysis, with a view towards disclosure, why your company is not a blank check company and subject to Rule 419.

It appears from a review of the Edgar website that CFO Consultants, Inc. and Matches, Inc. have now filed their required periodic reports and appear to have begun the implementation of their business plans at it appears they have incurred expenses. The filing has been amended to disclose Orion shareholders relationship with Animal Cloning Sciences, Inc. The Company has a business plan and its purpose is not to engage in a merger or acquisition with an unidentified company or companies, or other entity. The Company intends to operate its business initially as laid out in the registration statement, therefore the Company is not a blank check under Rule 419.

Registration Cover Page

2.

We note that you have not included, and therefore, not marked the box indicating that you are offering securities on a delayed or continuous basis pursuant to Rule 415.  From your description of the offering it appears that  you are offering the securities on a delayed or continuous basis.   Please revise your registration statement cover page or advise us why you believe this is not an offering under Rule 415.  Refer to Form S-1.

The cover page has been revised.

3.

We note that you have not included on the cover page if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please amend your registration statement cover page to conform to the format of Form S-1 and indicate that your company is a smaller reporting company.  Refer to Form S-1.

The cover page has been revised.

Prospectus Cover Page

4.

Generally, we view resale transactions by related parties of this amount and held for a brief period of time as an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. Therefore, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Also, please make clear that the selling shareholder is an underwriter. Revise your prospectus accordingly, including your cover page, summary and your plan of distribution section.  If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

The cover page, summary and plan of distribution have been revised.

Selling Shareholders, page 15

5.

We note your statement on page 15 that “[t]he selling shareholders acquired their shares from us in private negotiated transactions.” Please describe the transaction in which the selling shareholders acquired their shares that they are offering for resale. Please include in your description among other relevant facts, the level of sophistication of the investor, their relationship with the issuer, and if they received the same type of material information as would be contained in a formal registration statement.  If you memorialized the transaction in a writing or subscription agreement, please provide as an exhibit to the filing, a copy of the form.

The owners of Orion are sophisticated investors making Orion a sophisticated investor. Some of the owners of Orion have a pre existing personal and business relationship with Irwin J. Kirz, the President of American Smooth. Orion received the same type of material information as would have been contained in a formal registration statement from Mr. Kirz.

6.

We note your statement, “[t]o our knowledge, no selling shareholder is affiliated with a broker/dealer.” Please affirmatively state if any selling shareholder is affiliated with a broker dealer.

No selling shareholder is affiliated with a broker dealer.

Management’s Discussion & Analysis or Plan of Operation, page 18

Results of Operations, page 19.

7.

We note your statement that “[f]rom inception on May 28, 2008 to June 18, 2008.” However, elsewhere in your filing you indicate inception was on July 11, 2008. Please affirmatively state your date of inception and, please describe why you state here that your inception was May 28, 2008.

The date of inception of the corporation is July 11, 2008.   The May 28 date was a typo.

Executive Compensation, page 21

8.

Please revise this section to provide the information required by Item 402 of Regulation S-K. For example, and without limitation, your summary compensation table should not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Table has been revised.

Exhibits

9.

Your cover page indicates that the offering price per share is $0.05. However, your subscription agreement indicates that you are selling shares at $.01 per share. Please advise us and make the appropriate revision.

The selling price is $0.01 per share.   The cover page has been revised accordingly.

Very truly yours,

/s/ Irwin J. Kirz

Irwin J. Kirz, President

American Smooth Wave Ventures, Inc.

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